FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of January 2003

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant's name into English)

7-1, Shiba 5-chome
Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]      Form 40-F [     ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [     ]      No [ X ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC CORPORATION

(Registrant)

By:	/S/ FUJIO OKADA

Fujio Okada General Manager, Legal Divison

Date:January 30th, 2003

Information furnished on this form:
    -  Press Release concerning consolidated financial results for the third quarter of the fiscal year ending March 31, 2003

January 30, 2003

CONSOLIDATED FINANCIAL RESULTS FOR THE THIRD QUARTER OF THE FISCAL YEAR ENDING MARCH 31, 2003

I.    Consolidated Financial Results

	Three months ended December 31, 2002	Three months ended December 31, 2001	Increase (Decrease)

	In billions of yen	In billions of yen	%
Net sales	1,068.2	1,125.0	(5.0)
Operating income (loss)	23.2	(64.2)	-
Income (loss) before income taxes	2.1	(253.0)	-
Net income (loss)	(4.5)	(155.0)	-

	Yen	Yen	Yen
Per share of common stock:
Net income (loss):
Basic:	(2.76)	(93.73)	90.97
Diluted:	(2.76)	(93.73)	90.97

	Nine months ended December 31, 2002	Nine months ended December 31, 2001	Increase (Decrease)

	In billions of yen	In billions of yen	%
Net sales	3,242.1	3,593.1	(9.8)
Operating income (loss)	49.9	(58.9)	-
Income (loss) before income taxes	22.5	(287.3)	-
Income (loss) before cumulative effect of accounting change	(3.5)	(182.3)	-
Net income (loss)	(3.5)	(184.9)	-

	Yen	Yen	Yen
Per share of common stock:
Income (loss) before cumulative
effect of accounting change:

Basic:	(2.13)	(110.22)	108.09
Diluted:	(2.13)	(110.22)	108.09
Net income (loss) :
Basic:	(2.13)	(111.79)	109.66
Diluted:	(2.13)	(111.79)	109.66

	As of December 31, 2002	As of March 31, 2002	Increase (Decrease)

	In billions of yen	In billions of yen	%
Total assets	4,679.7	5,010.8	(6.6)
Shareholders' equity	518.7	564.9	(8.2)

(Notes)

  The consolidated financial statements of NEC are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.
  Operating income (loss) is displayed in conformity with the accounting principles generally accepted in Japan.

II.     Results of Operations

1.     Third Quarter Business Environment

     Regarding the business environment for the three months ended December 31, 2002, although some regions including China demonstrated a high growth rate, there was a global downturn in speed of the economic recovery, affected by worsening of consumer and corporate confidence in the United States due to heightened uncertainties concerning international politics. In Japan, the economic situation continued to be severe, due to the fact that consumer and corporate confidence did not improve, and the deflationary recession protracted in the midst of the continuing concerns over the United States economy and sluggish stock prices in the domestic market.

     The information technology (“IT”) industry has for some time been facing declining product prices as advances in large-scale integrated circuits (“LSIs”) have progressed. And now, low-priced products are being shipped to locations all around the globe from China, which has become the world's factory. In addition to this, providers of electronic manufacturing services have started developing a horizontal international specialization system that incorporates China. These surroundings are also accelerating the drop in product prices.

     In order to move quickly enough to compete with our global competitors, NEC is executing fundamental business structural reforms that have included the corporate separation of its semiconductor business (excluding general-purpose DRAMs) and the establishment of NEC Electronics Corporation, in November 2002, as a new company dedicated to providing semiconductor solutions. This was implemented in accordance with the management reform policy that evolved into the second phase in May 2002 which was aimed to divide NEC's business operation into two domains, namely, the “Semiconductor Solutions” and the “IT-Network Integrated Solutions”, based on the aim of developing individual strategies that respond to the different characteristics of each business operation. NEC also continued to reorganize the NEC group through corporate separations and mergers to ensure the optimal management structure for each different set of business characteristics. Additionally, by executing innovative production reforms and general material cost reduction activities, NEC focused on creating a robust business structure that can achieve profitability even in a deflationary environment and on providing high-value added solutions.

Consolidated Financial Results

     Under the structural reforms mentioned above, NEC's consolidated net sales for the three months ended December 31, 2002 were 1,068.2 billion yen, a decrease of 56.7 billion yen (or 5%) as compared with the corresponding period of the previous fiscal year. Despite steady growth in sales for systems integration ("SI") services in Japan and for semiconductors, market conditions were weak in the area of hardware related businesses including network infrastructure equipment and mobile handsets.

     As a result of restructuring measures implemented in the previous fiscal year that effectively reduced fixed expenses and promoted cost reductions, NEC improved the ratio of the cost of sales and selling, general and administrative expenses as against net sales by 6.0 % and 1.9 % respectively as compared with the corresponding period of the previous fiscal year. In spite of a decrease in net sales, NEC recorded a consolidated operating income of 23.2 billion yen (an improvement of 87.5 billion yen as compared with the corresponding period of the previous fiscal year) and an income before income taxes of 2.1 billion yen (an improvement of 255.2 billion yen as compared with the corresponding period of the previous fiscal year). However, NEC posted a net loss of 4.5 billion yen (an improvement of 150.5 billion yen as compared with the corresponding period of the previous fiscal year), mainly due to equity in losses of affiliated companies of 6.2 billion yen (an improvement of 2.3 billion yen as compared with the corresponding period of the previous fiscal year) as a result of poor operating results of semiconductor companies.

2.     Results by Operating Segments (including inter-segment transactions and profit/loss figures)

     Sales and segment profit or loss of NEC's main segments were as follows: (figures in brackets denote increase or decrease from the corresponding period of the previous fiscal year)

NEC Solutions

     Sales:    476.7 billion yen (-5%)
     Segment profit:    18.8 billion yen (+10.5 billion yen)

     NEC Solutions' sales for the three months ended December 31, 2002 were 476.7 billion yen, a decrease of 5% as compared with the corresponding period of the previous fiscal year. Sales by main product areas were as follows:

     In the area of SI services/software, despite steady growth in sales of SI services, sales decreased by 3% to 96.2 billion yen compared with the corresponding period of the previous fiscal year. This was due to a decrease in sales for software, which had been very favorable in the corresponding period of the previous fiscal year due mainly to orders for large projects. In the area of Internet services/support services, growth in BIGLOBE's value-added services and support services resulted in an increase in sales by 4% to 84.1 billion yen. In the area of personal products, however, sales decreased by 3% to 180.2 billion yen, due to continuing low demand in the domestic personal computers (“PC”) market.

     NEC Solutions posted a segment profit of 18.8billion yen, an improvement of 10.5 billion yen as compared with the corresponding period of the previous fiscal year due to the effective restructuring measures in the area of personal products.

NEC Networks

    Sales:     337.9 billion yen (-20%)
    Segment profit:    7.4 billion yen (+6.9 billion yen)

     Sales for NEC Networks decreased by 20% to 337.9 billion yen as compared with the corresponding period of the previous fiscal year. Sales by main product areas were as follows:

     In the area of network infrastructure, sales decreased by 28% to 176.6 billion yen mainly due to a decrease in shipments of network infrastructure equipment caused by the continued deterioration of the global telecommunications market. Sales for mobile handsets also decreased by 23% to 110.0 billion yen due to a decrease in domestic mobile handset shipments which had been very favorable in the corresponding period of the previous fiscal year. This decrease was largely influenced by the slowdown in the growth of new mobile handset subscribers in Japan. In the area of others, sales increased by 54% to 51.3 billion yen due to an increase in shipments of equipment for domestic airborne signal digital broadcasting over the corresponding period of the previous fiscal year.

     In spite of a large decrease in overall sales and a very severe business environment, NEC Networks posted a segment profit of 7.4 billion yen, an increase of 6.9 billion yen as compared to the corresponding period of the previous fiscal year. This was due to the effective restructuring measures, including reduction of fixed expenses and costs, which had been implemented since the previous fiscal year.

Electron Devices Business (*Note)

    Sales:     229.0 billion yen (+17%)
    Segment loss:    0.3 billion yen (improved by 55.0 billion yen)

     Sales for NEC's electron devices business increased by 17% to 229.0 billion yen as compared with the corresponding period of the previous fiscal year. Sales by main product areas were as follows:

     Sales for semiconductors increased by 20% to 180.0 billion yen due to the steady growth in microprocessors for consumer electronic products and in LSIs for mobile handsets. Sales for displays decreased by 19% to 20.3 billion yen. This was mainly due to the change in business focus from liquid crystal displays (“LCDs”) for commodity PCs where there was rapid price decline and poor profitability, to LCDs used in industrial applications. Sales for electronic components and others increased by 34% to 28.7 billion yen mainly due to the new consolidation of NEC Tokin Corporation that resulted from the integration of NEC's electronic components business into NEC Tokin Corporation.

     Electron Devices business recorded a segment loss of 0.3 billion yen. However, this result was an improvement of 55.0 billion yen as compared with the corresponding period of the previous fiscal year, due to the effective restructuring measures that reduced fixed expenses, and due to an increase in shipments of semiconductors and electronic components.

(Note)

* As a result of the establishment of NEC Electronics Corporation by corporate separation, “NEC Electron Devices” no longer exists as NEC's in-house company. Therefore, the segment name was changed from “NEC Electron Devices” to “Electron Devices business”. The business structure of “Electron Devices business” is the same as that of the former “NEC Electron Devices”.

3.     Financial Condition

     Net cash used in operating activities for the three months ended December 31, 2002 was 51.1 billion yen mainly due to an increase in inventories in order to respond to the seasonal increase in shipments in the three months ending March 31, 2003. Due to a large improvement in profitability, net cash used in operating activities decreased by 131.4 billion yen as compared with the corresponding period of the previous fiscal year.

     Net cash used in investment activities was 16.3 billion yen, a decrease of 26.8 billion yen as compared with the corresponding period of the previous fiscal year. This was principally due to restrained capital expenditures that resulted in expenditures relating to the purchase of tangible fixed assets decreasing by 30.9 billion yen as compared to the corresponding period of the previous fiscal year.

     As a result, free cash flows (the total of cash flows from operating activities and cash flows from investing activities) were cash outflows of 67.5 billion yen, an improvement of 158.3 billion yen as compared with the corresponding period of the previous fiscal year.

     Net cash provided by financing activities was 128.6 billion yen due to an increase in debts outstanding. Cash and cash equivalents at December 31, 2002 amounted to 329.1 billion yen, a decrease of 57.0 billion yen as compared with the end of the corresponding period of the previous fiscal year.

     The balance of interest-bearing debt at December 31, 2002 amounted to 2,262.8 billion yen, a decrease of 250.9 billion yen as compared with the end of the corresponding period of the previous fiscal year. This was mainly due to an improvement of free cash flows resulting from improved profitability and promotion of asset efficiency.

4.     Outlook for the Fiscal Year Ending March 31, 2003

     NEC does not expect the business environment to improve in the short-term as corporate IT investment and equipment investment from telecommunications carriers experienced a continuing downturn. Consequently, concerning the financial results for the fiscal year ending March, 31 2003, despite anticipating lower net sales than announced in October 2002, NEC expects to post a consolidated net income as announced in October 2002 principally through the promotion of cost reductions.

     Although NEC expects to record a consolidated net income for the fiscal year ending March 31, 2003, it is expected that the depressed stock market and reduced value of the pension fund will result in a decrease in shareholders capital. Therefore, NEC will not pay year-end dividend payments for the fiscal year ending March 31, 2003.

     NEC's forecast for its consolidated and non-consolitated financial results of the fiscal year ending March 31, 2003 that was announced on October 25, 2002 was revised as follows:

Consolidated

	Forecast as of January 30, 2003	Comparison with the previous fiscal year	Change from October Announcement

Net sales	4,680.0 billion yen	(-8%)	(-160.0 billion yen)
Operating income	100.0 billion yen	improved by 155.5 billion yen	-
Income before income taxes	65.0 billion yen	improbed by 526.1 billion yen	-
Net income	10.0 billion yen	improved by 322.0 billion yen	-

Non-consolidated

	Forecast as of January 30, 2003	Comparison with the previous fiscal year	Change from October Announcement

Net sales	2,750.0 billion yen	(-23%)	(-50.0 billion yen)
Ordinary loss	(27.0 billion yen)	improved by 69.5 billion yen	-
Net income	3.0 billion yen	improved by 289.2 billion yen	-
Year-end dividend	0 yen	(-3 yen)

    Furthermore, NEC will pay June 2003 dividends for NEC Trust Preferred Securities issued in December, 2001 as initially planned.

***

CAUTIONARY STATEMENTS

The statements in this material with respect to plans, strategies and forecasts of NEC Corporation and its consolidated subsidiaries (collectively "NEC") are forward-looking statements involving risks and uncertainties. NEC cautions in advance you that actual results could differ materially from such forward-looking statements due to several factors. The important factors that could cause actual results to differ materially from such statements include, but are not limited to, general economic conditions in NEC's markets, which are primarily Japan, North America, Asia and Europe; demand for, and competitive pricing pressure on, NEC's products and services in the marketplace; NEC's ability to continue to win acceptance of its products and services in these highly competitive markets; and movements in currency exchange rates, particularly the rate between the yen and the U.S. dollar. Among other factors, a worsening of the world economy resulting from the downturn in the IT industry, a worsening of financial conditions in the world markets, would cause actual results to differ from the projected results forecast.

In case where the information contained in this press release falls within the definition of "Material Information" under Paragraph 2 of Article 166 of the Securities and Exchange Law of Japan, if you (and directors or employees of your company if the content of this press release comes to their knowledge in connection with their duty) read this press release before the time of "Publication" (which is defined under the Securities and Exchange Law of Japan and its Enforcement Ordinance as twelve hours after its release; i.e., approximately 3:30 am on January 31, 2002 (JST)), you (and directors or employees of your company if the content of this press release comes to their knowledge in connection with their duty) may be prohibited from purchasing, selling, or making other transactions of shares of stock or other securities of NEC before the time of Publication.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(Millions of yen, millions of U.S. dollars)

Three months ended December 31	2002	(% of net sales)	2001	(% of net sales)	Increase (decrease)	2002

Net sales	JPY 1,068,287	(100.0)	JPY 1,125,062	(100.0)	JPY (56,775)	$8,977
Cost of sales	773,194	(72.4)	882,277	(78.4)	(109,083)	6,497
Selling, general and administrative expenses	271,829	(25.4)	307,028	(27.3)	(35,199)	2,285
Operating income (loss)	23,264	(2.2)	(64,243)	(-5.7)	87,507	195

Non-operating income	8,072	(0.8)	20,608	(1.8)	(12,536)	68
Interest and dividends	3,028		3,631		(603)	25
Other	5,044		16,977		(11,933)	43

Non-operating expenses	29,157	(2.8)	209,413	(18.6)	(180,256)	245

Interest	6,804		12,119		(5,315)	57
Other	22,353		197,294		(174,941)	188
Income (loss) before income taxes	2,179	(0.2)	(253,048)	(-22.5)	255,227	18
Provision (benefit) for income taxes	915	(0.0)	(105,868)	(-9.4)	106,783	7
Minority interest in losses of consolidated subsidiaries	(413)	(0.0)	(738)	(-0.1)	325	(3)
Equity in losses of affiliated companies	(6,239)	(-0.6)	(8,627)	(-0.8)	2,388	(52)

Net loss	JPY (4,562)	(-0.4)	JPY (155,069)	(-13.8)	JPY 150,507	$(38)

(Note)
US dollar amounts are translated from yen, for convenience only, at the rate of US$1 = 119 yen.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Millions of yen, millions of U.S.dollars)

	December 31, 2002	December 31, 2001	Increase (decrease)	March 31, 2002	Increase (decrease)	December 31, 2002

Current assets	JPY 2,252,379	JPY 2,755,133	JPY (502,754)	JPY 2,405,036	JPY (152,657)	$18,928

Cash and cash equivalents	329,162	386,190	(57,028)	377,772	(48,610)	2,766
Notes and accounts receivable, trade	696,338	880,712	(184,374)	905,069	(208,731)	5,852
Current portion of investment in leases	241,720	244,688	(2,968)	251,947	(10,227)	2,031
Inventories	710,298	871,575	(161,277)	650,043	60,255	5,969
Other current assets	274,861	371,968	(97,107)	220,205	54,656	2,310
Long-term assets	2,427,365	2,492,970	(65,605)	2,605,847	(178,482)	20,398

Long-term receivables, trade	34,068	44,458	(10,390)	45,073	(11,005)	286
Investments and advances	458,210	593,410	(135,200)	576,005	(117,795)	3,851
Investment in leases	227,588	247,254	(19,666)	254,814	(27,226)	1,913
Property, plant and equipment	896,093	1,026,136	(130,043)	959,577	(63,484)	7,530
Other assets	811,406	581,712	229,694	770,378	41,028	6,818

Total assets	JPY 4,679,744	JPY 5,248,103	JPY (568,359)	JPY 5,010,883	JPY (331,139)	$39,326

Current liabilities	JPY 2,069,890	JPY 2,440,216	JPY (370,326)	JPY 2,210,341	JPY (140,451)	$17,394

Short-term borrowings and current portion of long-term debt	901,111	1,074,951	(173,840)	760,827	140,284	7,572
Notes and accounts payable, trade	755,505	881,630	(126,125)	938,955	(183,450)	6,349
Other current liabilities	413,274	483,635	(70,361)	510,559	(97,285)	3,473
Long-term liabilities	1,843,317	1,880,139	(36,822)	2,005,610	(162,293)	15,490

Long-term debt	1,361,701	1,438,852	(77,151)	1,498,878	(137,177)	11,443
Accrued pension and severance costs	456,187	400,895	55,292	467,561	(11,374)	3,834
Other	25,429	40,392	(14,963)	39,171	(13,742)	213
Minority shareholders' equity in consolidated subsidiaries	150,093	123,003	27,090	132,817	17,276	1,261
Preferred securities issued by a subsidiary	97,650	97,050	600	97,200	450	821

Common stock	244,726	244,720	6	244,726	-	2,057
Additional paid-in capital	358,838	359,756	(918)	359,501	(663)	3,015
Retained earnings	62,600	198,147	(135,547)	66,125	(3,525)	526
Accumulated other comprehensive income (loss)	(147,370)	(94,928)	(52,442)	(105,437)	(41,933)	(1,238)

Total shareholders' equity	518,794	707,695	(188,901)	564,915	(46,121)	4,360

Total liabilities and shareholders' equity	JPY 4,679,744	JPY 5,248,103	JPY (568,359)	JPY 5,010,883	JPY (331,139)	$39,326

CONDENSED CONSOLIDATED BALANCE SHEETS ( SUPPLEMENTARY INFORMATION ) (UNAUDITED)

(Millions of yen, millions of U.S.dollars)

	December 31, 2002	December 31, 2001	Increase (decrease)	March 31, 2002	Increase (decrease)	December 31, 2002

Current assets	JPY 1,977,501	JPY 2,481,667	JPY (504,166)	JPY 2,125,329	JPY (147,828)	$16,618

Cash and cash equivalents	307,497	360,977	(53,480)	348,021	(40,524)	2,584
Notes and accounts receivable, trade	717,005	910,816	(193,811)	938,179	(221,174)	6,025
Inventories	710,298	871,575	(161,277)	650,043	60,255	5,969
Other current assets	242,701	338,299	(95,598)	189,086	53,615	2,040
Long-term assets	2,189,202	2,209,864	(20,662)	2,338,542	(149,340)	18,397

Long-term receivables, trade	34,068	44,458	(10,390)	45,950	(11,882)	286
Investments and advances	478,583	608,279	(129,696)	595,007	(116,424)	4,022
Property, plant and equipment	874,253	987,484	(113,231)	939,470	(65,217)	7,347
Other assets	802,298	569,643	232,655	758,115	44,183	6,742

Total assets	JPY 4,166,703	JPY 4,691,531	JPY (524,828)	JPY 4,463,871	JPY (297,168)	$35,015

Current liabilities	JPY 1,889,602	JPY 2,226,680	JPY (337,078)	JPY 2,061,102	JPY (171,500)	$15,879

Short-term borrowings and current portion of long-term debt	691,368	839,491	(148,123)	577,105	114,263	5,810
Notes and accounts payable, trade	800,473	911,839	(111,366)	985,326	(184,853)	6,727
Other current liabilities	397,761	475,350	(77,589)	498,671	(100,910)	3,342
Long-term liabilities	1,528,059	1,554,089	(26,030)	1,623,442	(95,383)	12,841

Long-term debt	1,049,422	1,115,208	(65,786)	1,119,634	(70,212)	8,819
Accrued pension and severance costs	455,194	400,856	54,338	466,475	(11,281)	3,825
Other	23,443	38,025	(14,582)	37,333	(13,890)	197
Minority shareholders' equity in consolidated subsidiaries	132,598	106,017	26,581	117,212	15,386	1,114
Preferred securities issued by a subsidiary	97,650	97,050	600	97,200	450	821

Common stock	244,726	244,720	6	244,726	-	2,057
Additional paid-in capital	358,838	359,756	(918)	359,501	(663)	3,015
Retained earnings	62,600	198,147	(135,547)	66,125	(3,525)	526
Accumulated other comprehensive income (loss)	(147,370)	(94,928)	(52,442)	(105,437)	(41,933)	(1,238)

Total shareholders' equity	518,794	707,695	(188,901)	564,915	(46,121)	4,360

Total liabilities and shareholders' equity	JPY 4,166,703	JPY 4,691,531	JPY (524,828)	JPY 4,463,871	JPY (297,168)	$35,015

(Note) In the condensed consolidated balance sheets on this page, the investment in a leasing subsidiary is accounted for by the equity method.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(Millions of yen, millions of U.S.dollars)

Three months ended December 31	2002	2001	Increase (decrease)	2002

I. Cash flows from operating activities:
Net loss	JPY (4,562)	JPY (155,069)	JPY 150,507	$(38)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	49,554	58,924	(9,370)	416
Equity in losses of affiliated companies, net of dividends	6,371	8,809	(2,438)	54
(Increase) decrease in notes and accounts receivable	(29,321)	10,935	(40,256)	(246)
(Increase) decrease in inventories	(76,074)	18,693	(94,767)	(639)
Increase (decrease) in notes and accounts payable	22,549	(81,565)	104,114	189
Other, net	(19,703)	(43,409)	23,706	(166)

Net cash used in operating activities	(51,186)	(182,682)	131,496	(430)

II. Cash flows from investing activities:
Proceeds from sales of property, plant and equipment	37,027	10,731	26,296	311
Additions to property, plant and equipment	(24,975)	(55,910)	30,935	(210)
Proceeds from sales of marketable securities	2,818	1,456	1,362	24
Purchase of marketable securities	(403)	(24)	(379)	(3)
Other, net	(30,862)	484	(31,346)	(260)

Net cash used in investing activities	(16,395)	(43,263)	26,868	(138)

Free cash flows	(67,581)	(225,945)	158,364	(568)

III. Cash flows from financing activities:
Net proceeds from bonds and borrowings	129,891	281,403	(151,512)	1,092
Proceeds from preferred securities issued by a subsidiary	-	97,000	(97,000)	-
Dividends paid	(739)	(4,546)	3,807	(6)
Other, net	(492)	2,210	(2,702)	(5)

Net cash provided by financing activities	128,660	376,067	(247,407)	1,081

Effect of exchange rate changes on cash and cash equivalents	(4,776)	1,408	(6,184)	(40)

Net increase in cash and cash equivalents	56,303	151,530	(95,227)	473

Cash and cash equivalents at beginning of period	272,859	234,660	38,199	2,293
Cash and cash equivalents at end of period	JPY 329,162	JPY 386,190	JPY (57,028)	$2,766

SEGMENT INFORMATION (UNAUDITED)

Operating Segment Information

(1) Net Sales (Including internal sales to other segments)

(Millions of yen, millions of U.S. dollars)

Three months ended December 31	2002	(% of total)	% change	2001	(% of total)	2002
NEC Solutions	JPY 476,712	(44.6)	-4.6	JPY 499,810	(44.4)	$4,006
NEC Networks	337,988	(31.6)	-19.6	420,251	(37.4)	2,840
Electron Devices business	229,005	(21.4)	+16.7	196,227	(17.4)	1,924
Others	146,232	(13.7)	+14.6	127,594	(11.3)	1,229
Eliminations	(126,326)	(-11.8)	-	(129,279)	(-11.4)	(1,061)
Electronics business total	1,063,611	(99.5)	-4.6	1,114,603	(99.1)	8,938

Leasing business	9,312	(0.9)	-46.6	17,422	(1.5)	78
Eliminations	(4,636)	(-0.4)	-	(6,963)	(-0.6)	(39)
Consolidated total	JPY 1,068,287	(100.0)	-5.0	JPY 1,125,062	(100.0)	$8,977

(2) Segment Profit or Loss

(Millions of yen, millions of U.S. dollars)

Three months ended December 31	2002	(% operating margin)	Increase (decrease)	2001	(% operating margin)	2002
NEC Solutions	JPY 18,815	(3.9)	JPY 10,587	JPY 8,228	(1.6)	$158
NEC Networks	7,461	(2.2)	6,930	531	(0.1)	63
Electron Devices business	(346)	(-0.2)	55,037	(55,383)	(-28.2)	(3)
Others	5,476	(3.7)	12,680	(7,204)	(-5.6)	46
Eliminations	(2,039)	-	1,366	(3,405)	-	(17)
Unallocated corporate expenses*1	(7,331)	-	985	(8,316)	-	(62)
Electronics business total	22,036	(2.1)	87,585	(65,549)	(-5.9)	185

Leasing business	1,570	(16.9)	(334)	1,904	(10.9)	13
Eliminations	(342)	-	256	(598)	-	(3)
Consolidated total	JPY 23,264	(2.2)	JPY 87,507	JPY (64,243)	(-5.7)	$195

(Notes)
*1 Corporate expenses include general corporate expenses and research and development expenses at NEC Corporation which are not allocated to any operating segment.

(3) Net Sales to External Customers

(Billions of yen, millions of U.S. dollars)

Three months ended December 31	2002	% change	2001	2002
NEC Solutions	JPY 445.1	-4.9	JPY 467.9	$3,740
Domestic	362.1	-3.1	373.7	3,043
Overseas	82.9	-11.9	94.1	697
NEC Networks	317.7	-20.8	401.1	2,670
Domestic	245.9	-14.8	288.6	2,066
Overseas	71.8	-36.2	112.5	603
Electron Devices business	206.0	+30.7	157.7	1,731
Domestic	134.4	+42.2	94.5	1,129
Overseas	71.6	+13.4	63.1	602
Others	91.6	+10.6	82.8	770
Domestic	69.0	+2.2	67.6	580
Overseas	22.5	+48.1	15.2	189
Electronics business total	1,060.6	-4.4	1,109.6	8,913
Domestic	811.6	-1.6	824.5	6,820
Overseas	249.0	-12.7	285.1	2,092

Leasing business	7.6	-50.3	15.3	64
Domestic	7.6	-50.3	15.3	64
Overseas	-	-	-	-
Consolidated total	JPY 1,068.2	-5.0	JPY 1,125.0	$8,977
Domestic	819.2	-2.5	839.9	6,884
Overseas	249.0	-12.7	285.1	2,092

(4) Net Sales by Products and Services (Including internal sales to other segments)

(Billions of yen, millions of U.S. dollars)

Three months ended December 31	2002	% change	2001	2002
NEC Solutions	JPY 476.7	-4.6	JPY 499.8	$4,006
Systems Integration Services /Software	96.2	-2.5	98.7	808
Internet Services/Support Services	84.1	+3.8	81.0	707
Servers/Storage Products/Workstations	87.5	-4.4	91.5	735
Personal Products	180.2	-3.1	185.9	1,514
Other Hardware	28.7	-32.8	42.7	241
NEC Networks	JPY 337.9	-19.6	JPY 420.2	$2,840
Network Infrastructure	176.6	-27.8	244.7	1,484
Mobile Terminals	110.0	-22.6	142.1	924
Other	51.3	+53.6	33.4	431
Electron Devices business	JPY 229.0	+16.7	JPY 196.2	$1,924
Semiconductors	180.0	+20.2	149.7	1,513
Displays	20.3	-18.8	25.0	171
Electronic Components	28.7	+33.5	21.5	241

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(Millions of yen, millions of U.S. dollars)

Nine months ended December 31	2002	(% of net sales)	2001	(% of net sales)	Increase (decrease)	2002

Net sales	JPY 3,242,165	(100.0)	JPY 3,593,109	(100.0)	JPY (350,944)	$27,245
Cost of sales	2,345,682	(72.3)	2,718,596	(75.7)	(372,914)	19,712
Selling, general and administrative expenses	846,498	(26.2)	933,422	(25.9)	(86,924)	7,113
Operating income (loss)	49,985	(1.5)	(58,909)	(-1.6)	108,894	420

Non-operating income	108,627	(3.4)	80,231	(2.2)	28,396	913
Interest and dividends	12,730		14,230		(1,500)	107
Other	95,897		66,001		29,896	806
Non-operating expenses	136,057	(4.2)	308,636	(8.6)	(172,579)	1,143
Interest	24,111		38,782		(14,671)	203
Other	111,946		269,854		(157,908)	940

Income (loss) before income taxes	22,555	(0.7)	(287,314)	(-8.0)	309,869	190

Provision (benefit) for income taxes	9,473	(0.3)	(120,697)	(-3.4)	130,170	81
Minority interest in income (losses) of consolidated subsidiaries	518	(0.0)	(971)	(0.0)	1,489	4
Equity in losses of affiliated companies	(16,089)	(-0.5)	(16,724)	(-0.5)	635	(135)

Loss before cumulative effect of accounting change,net of tax	(3,525)	(-0.1)	(182,370)	(-5.1)	178,845	(30)

Cumulative effect of accounting change, net of tax	-	-	(2,595)	(0.0)	2,595	-

Net loss	JPY (3,525)	(-0.1)	JPY (184,965)	(-5.1)	JPY 181,440	$(30)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(Millions of yen, millions of U.S.dollars)

Nine months ended December 31	2002	2001	Increase (decrease)	2002

I. Cash flows from operating activities:
Net loss	JPY (3,525)	JPY (184,965)	JPY 181,440	$(30)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	145,185	176,965	(31,780)	1,220
Equity in losses of affiliated companies, net of dividends	17,651	19,730	(2,079)	148
Decrease in notes and accounts receivable	212,317	182,393	29,924	1,784
Increase in inventories	(63,070)	(23,666)	(39,404)	(530)
Decrease in notes and accounts payable	(185,999)	(234,067)	48,068	(1,563)
Other, net	(123,120)	(89,845)	(33,275)	(1,034)

Net cash used in operating activities	(561)	(153,455)	152,894	(5)

II. Cash flows from investing activities:
Proceeds from sales of property, plant and equipment	59,596	43,547	16,049	501
Additions to property, plant and equipment	(98,491)	(219,988)	121,497	(828)
Proceeds from sales of marketable securities	60,564	9,580	50,984	509
Purchase of marketable securities	(1,825)	(2,474)	649	(15)
Other, net	(46,689)	(8,031)	(38,658)	(392)

Net cash used in investing activities	(26,845)	(177,366)	150,521	(225)

Free cash flows	(27,406)	(330,821)	303,415	(230)

III. Cash flows from financing activities:
Net proceeds from (repayment of) bonds and borrowings	(18,804)	246,927	(265,731)	(158)
Proceeds from preferred securities issued by a subsidiary	-	97,000	(97,000)	-
Dividends paid	(7,098)	(14,516)	7,418	(60)
Other, net	15,084	1,690	13,394	127

Net cash provided by (used in) financing activities	(10,818)	331,101	(341,919)	(91)

Effect of exchange rate changes on cash and cash equivalents	(10,386)	(925)	(9,461)	(87)

Net decrease in cash and cash equivalents	(48,610)	(645)	(47,965)	(408)

Cash and cash equivalents at beginning of period	377,772	386,835	(9,063)	3,174
Cash and cash equivalents at end of period	JPY 329,162	JPY 386,190	JPY (57,028)	$2,766

SEGMENT INFORMATION (UNAUDITED)

Operating Segment Information

(1) Net Sales (Including internal sales to other segments)

(Millions of yen, millions of U.S. dollars)

Nine months ended December 31	2002	(% of total)	% change	2001	(% of total)	2002
NEC Solutions	JPY 1,426,405	(44.0)	-2.4	JPY 1,461,091	(40.7)	$11,987
NEC Networks	1,043,006	(32.2)	-29.5	1,480,348	(41.2)	8,765
Electron Devices business	705,926	(21.8)	+12.7	626,218	(17.4)	5,932
Others	450,404	(13.9)	+4.3	431,696	(12.0)	3,785
Eliminations	(397,279)	(-12.3)	-	(436,173)	(-12.1)	(3,339)
Electronics business total	3,228,462	(99.6)	-9.4	3,563,180	(99.2)	27,130

Leasing business	28,939	(0.9)	-44.5	52,187	(1.5)	243
Eliminations	(15,236)	(-0.5)	-	(22,258)	(-0.7)	(128)
Consolidated total	JPY 3,242,165	(100.0)	-9.8	JPY 3,593,109	(100.0)	$27,245

(2) Segment Profit or Loss

(Millions of yen, millions of U.S. dollars)

Nine months ended December 31	2002	(% operating margin)	Increase (decrease)	2001	(% operating margin)	2002
NEC Solutions	JPY 48,718	(3.4)	JPY 21,701	JPY 27,017	(1.8)	$409
NEC Networks	19,637	(1.9)	(35,859)	55,496	(3.7)	165
Electron Devices business	(5,405)	(-0.8)	105,279	(110,684)	(-17.7)	(45)
Others	8,918	(2.0)	13,494	(4,576)	(-1.1)	75
Eliminations	(826)	-	794	(1,620)	-	(7)
Unallocated corporate expenses*1	(25,037)	-	2,266	(27,303)	-	(210)
Electronics business total	46,005	(1.4)	107,675	(61,670)	(-1.7)	387

Leasing business	5,511	(19.0)	805	4,706	(9.0)	46
Eliminations	(1,531)	-	414	(1,945)	-	(13)
Consolidated total	JPY 49,985	(1.5)	JPY 108,894	JPY (58,909)	(-1.6)	$420

(Notes)
*1 Corporate expenses include general corporate expenses and research and development expenses at NEC Corporation which are not allocated to any operating segment.

(3) Net Sales to External Customers

(Billions of yen, millions of U.S. dollars)

Nine months ended December 31	2002	% change	2001	2002
NEC Solutions	JPY 1,310.9	-2.9	JPY 1,349.9	$11,016
Domestic	1,111.5	-0.9	1,121.7	9,340
Overseas	199.4	-12.6	228.2	1,676
NEC Networks	971.0	-31.5	1,418.3	8,160
Domestic	718.2	-27.9	996.7	6,035
Overseas	252.8	-40.0	421.5	2,124
Electron Devices business	641.0	+27.4	503.2	5,387
Domestic	411.2	+46.0	281.7	3,455
Overseas	229.7	+3.8	221.4	1,930
Others	295.0	+6.9	276.0	2,479
Domestic	230.4	+0.9	228.4	1,936
Overseas	64.5	+35.7	47.5	542
Electronics business total	3,218.1	-9.3	3,547.5	27,043
Domestic	2,471.5	-6.0	2,628.7	20,769
Overseas	746.6	-18.7	918.7	6,274

Leasing business	24.0	-47.2	45.5	202
Domestic	24.0	-47.2	45.5	202
Overseas	-	-	-	-
Consolidated total	JPY 3,242.1	-9.8	JPY 3,593.1	$27,245
Domestic	2,495.5	-6.7	2,674.3	20,971
Overseas	746.6	-18.7	918.7	6,274

(4) Net Sales by Products and Services (Including internal sales to other segments)

(Billions of yen, millions of U.S. dollars)

Nine months ended December 31	2002	% change	2001	2002
NEC Solutions	JPY 1,426.4	-2.4	JPY 1,461.0	$11,987
Systems Integration Services /Software	324.9	+5.0	309.3	2,730
Internet Services/Support Services	253.4	+8.4	233.7	2,129
Servers/Storage Products/Workstations	257.1	+1.1	254.3	2,161
Personal Products	504.9	-7.7	546.8	4,243
Other Hardware	86.0	-26.4	116.9	723
NEC Networks	JPY 1,043.0	-29.5	JPY 1,480.3	$8,765
Network Infrastructure	597.6	-31.9	877.7	5,022
Mobile Terminals	295.4	-38.1	477.6	2,482
Other	149.9	+19.9	125.0	1,260
Electron Devices business	JPY 705.9	+12.7	JPY 626.2	$5,932
Semiconductors	530.7	+11.4	476.5	4,460
Displays	77.8	+6.0	73.4	654
Electronic Components	97.4	+27.7	76.3	818

Media Contacts:
Makoto Miyakawa,
Chris Shimizu,
Daniel Mathieson
Corporate Communication Division
NEC Corporation
TEL: +81-3-3798-6511